26 February 2004

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Share purchase

Reed Elsevier received today notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that they purchased on 25 February 2004 1.5 million ordinary shares in Reed Elsevier PLC, at a price of 505.3953p per share and 1.5 million ordinary shares in Reed Elsevier NV, at a price of €11.0527 per share.  This transaction took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following this transaction, the Trust now holds 2,823,259 ordinary shares in Reed Elsevier PLC and 7,876,396 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.